Mail Stop 7010
								June 22, 2005



Mr. Herb Mee, Jr., Chief Financial Officer
The Beard Company
Enterprise Plaza, Suite 320
Oklahoma City, Oklahoma 73112

      Re:	The Beard Company
      Form 10-K for Fiscal Year Ended December 31, 2004
		File No. 1-12396

Dear Mr. Mee:

      We have reviewed your responses and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Note 5-Investments and Other Assets
Investment in Cibola Corporation

1.	After reviewing your responses to our comment letters and the
1996 agreements you referenced in your fax of May 5, 2005 as Exhibits
10.5 through 10.8, we continue to have questions concerning the accounting for your 80% investment in Cibola Corporation. Your reference to SFAS 94, "...where control is likely to be temporary..."
in your response of June 7th has been amended by SFAS 144 to delete this phrase. While you have the contractual right to terminate your investment under the Call Option Agreement, and have expressed your intention of exercising such option at the end of 2005, it had not been exercised as of December 31, 2004. In reviewing the referenced agreements, we did not note contractual or legal rights which would preclude you from exercising control over Cibola.

Please provide to us a comprehensive analysis of EITF 96-16, addressing the contractual or legal "minority rights" which overcome the general rule of consolidation for your majority voting interest.
Also provide us with or provide a reference to which of your filings the "governing agreements" that support these legal rights is contained.

2.	Additionally, we note the Call Option Agreement provides for payment for the shares upon exercise of the option at fair market value, which would assume changes in the underlying equity of the investment. Please provide or reference the agreements which preclude you from being entitled to your 80% ownership interest in the common equity of this investment even if it differs from your preferential dividend.

 	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comment.


Sincerely,



John Cash
Accounting Branch Chief

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Herb Mee, Jr.
The Beard Company
June 22, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE